                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

(Mark One)

     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the
     Plan Year ended September 30, 1995 or



     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
[_] SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to ________.




     Commission File Number................     1-5964


          A. Full title of the plan and the address of the plan, if different from that of the Issuer named below: Alco Standard Corporation Defined Contribution Plan.


          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                           ALCO STANDARD CORPORATION
                                 P.O. BOX 834
                          VALLEY FORGE, PA 19482-0834

                              -------------------

                             REQUIRED INFORMATION
                             --------------------

a.  Financial Statements. The following financial statements are furnished for
    --------------------
    the Plan.

    1.  Audited Statements of Net Assets Available for Benefits -
        September 30, 1995 and September 30, 1994.


    2.  Audited Statements of Changes in Net Assets Available for
        Benefits - Plan Years ended September 30, 1995 and
        September 30, 1994.

    Notes to Financial Statements



    Schedules
    ---------

    Schedule of Assets Held For Investment Purposes

    Schedule of Reportable Transactions

b.  Exhibit
    -------

        Exhibit 23   Consent of Independent Auditors

                                            Financial Statements and Schedules

                                                 Alco Standard Corporation
                                                 Defined Contribution Plan

                                         Years ended September 30, 1995 and 1994
                                           with Report of Independent Auditors

              Alco Standard Corporation Defined Contribution Plan

                      Financial Statements and Schedules

                    Years ended September 30, 1995 and 1994



                                   Contents



Report of Independent Auditors............................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................   2
Statements of Changes in Net Assets Available for Benefits................   3
Notes to Financial Statements.............................................   4

Schedules

Schedule of Assets Held for Investment Purposes...........................  13
Schedule of Reportable Transactions.......................................  14

                        Report of Independent Auditors


Trustees
Alco Standard Corporation
Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits of the Alco Standard Corporation Defined Contribution Plan as of September 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Philadelphia, Pennsylvania
March 15, 1996                                                 Ernst & Young LLP

              Alco Standard Corporation Defined Contribution Plan

                Statements of Net Assets Available for Benefits



                                                            September 30
                                                        1995           1994
                                                    ----------------------------


Assets
Investments:
 Cash and cash equivalents                            $ 3,341,711    $   470,437
 Alco Standard Corporation, common stock
   (1995--517,890 shares; cost $25,433,578)
   (1994--392,976 shares; cost $16,822,406)            43,891,178     24,413,647
 Investment funds                                      49,105,783     43,581,518
                                                    ----------------------------

                                                       96,338,672     68,465,602
Transfers receivable from merged plans                          -        750,570
Investment income receivable                               52,884        334,453
Loans receivable                                          477,026        662,509
                                                    ----------------------------

                                                       96,868,582     70,213,134

Liabilities
Accrued administrative expenses                                 -         28,431
                                                    ----------------------------
Net assets available for benefits                     $96,868,582    $70,184,703
                                                    ============================


See accompanying notes.

Alco Standard Corporation Defined Contribution Plan

Statements of Changes in Net Assets Available for Benefits



                                                     Year ended September 30
                                                        1995          1994
                                                  ----------------------------

Additions:
    Transfers of assets from merged plans            $23,806,966   $15,387,026
    Interest income                                    2,912,547     2,465,424
    Dividend income                                      994,196       373,271
                                                  ----------------------------
                                                      27,713,709    18,225,721

Distributions:
    Benefit payments                                  13,799,998    16,439,574
    Administrative expenses                              168,812       142,754
                                                  ----------------------------
                                                      13,968,810    16,582,328
                                                  ----------------------------


                                                      13,744,899     1,643,393

Realized and unrealized gain                          12,938,980     7,057,551
                                                  ----------------------------


Net increase for the year                             26,683,879     8,700,944

Net assets available for benefits at beginning
    of year                                           70,184,703    61,483,759
                                                  ----------------------------
Net assets available for benefits at end of year     $96,868,582   $70,184,703
                                                  ============================


See accompanying notes.

              Alco Standard Corporation Defined Contribution Plan

                         Notes to Financial Statements

                              September 30, 1995


1. Significant Accounting Policies

The accounting records of the Alco Standard Corporation Defined Contribution Plan ("Plan") are maintained on the accrual basis.

Fair value of investments in Alco Standard Corporation Common Stock is determined by use of the last reported sales price on the last business day of the plan year, as reported on the New York Stock Exchange.

Cash equivalents are valued at cost which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of a stable value fund, a fixed income fund, an equity index fund, a balanced fund, and a treasury fund.

Investments in the Stable Value Fund (formerly the Managed Income Fund) are valued at contract value which represents investments made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the manager's administrative expenses. Investments in the Equity Index Fund, Balanced Fund, Fixed Income Fund, and Treasury Fund are stated at fair market value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular fund on that date.

The difference between the proceeds and cost of investments sold during the year and the change in the difference between September 30 market value and cost is reflected in the statements of changes in net assets available for benefits as realized and unrealized gain (loss) in the aggregate market value of investments.

2. Description of the Plan

The Plan is a defined contribution plan established on October 1, 1989 by Alco Standard Corporation ("Company") to consolidate all of the Company's frozen defined contribution plans into a single plan.

              Alco Standard Corporation Defined Contribution Plan

2. Description of the Plan (continued)

The Plan provides for retirement, disability, and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan is frozen. Therefore, there are no further employer or employee contributions made to the Plan.

Participants in the Plan may allocate their account between investments in Alco Standard Corporation Common Stock or any of the available investment funds. Participants may change investment allocations at any time, but not more frequently than twice in the twelve-month period which begins with an investment change.

Effective August 31, 1995, the Fixed Income Fund and the Treasury Fund were discontinued as investment alternatives. Investments in these funds were transferred into the Stable Value Fund.

All participants are fully vested in their account balances.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

The Plan does not permit new loans to participants. Loans to participants of plans merged into the Plan that are outstanding at the date of the merger will continue under the former plans' terms except that the trustee of the Plan shall be substituted as payee and secured party for the trustee of the former plan.

Administrative expenses are paid by the Plan unless paid by the Company.

              Alco Standard Corporation Defined Contribution Plan

2. Description of the Plan (continued)

The following plans were merged into the Plan on the effective dates indicated.

                    Plan                                    Effective Date of Merger
------------------------------------------------------------------------------------
Employee Retirement and Tax Advantaged Capital
Accumulation Plan                                           October 1, 1993
H&R Group, Inc. Profit Sharing 401(k) Plan                  October 1, 1993
University Copy Systems of Hawaii, Inc.
 401(k) Retirement Plan                                     October 1, 1993
California Copy, Inc. Profit Sharing Plan                   November 1, 1993
Unitech, Inc. of Mississippi Profit Sharing Plan            January 1, 1994
Unitech, Inc. of Mississippi 401(k) Plan                    January 1, 1994
Mack-Pak, Inc. 401(k) Profit Sharing Plan                   April 1, 1994
Gray & Creech, Inc. Retirement Savings Plan                 April 1, 1994
Office Automation, Inc. Employees' Savings
 and Profit Sharing Plan                                    April 1, 1994
Woodward-Dent, Inc. Profit Sharing Plan                     April 1, 1994
Copy Products, Inc. Employee Savings and
 Security Plan                                              May 1, 1994
Vermont Copier 401(k) Profit Sharing Plan                   May 1, 1994
Larson Packaging Equipment Co., Inc.
 Profit Sharing Plan                                        July 1, 1994
Paul B. Williams Retirement Savings Plan                    July 1, 1994
Marbaugh Engineering Supply Co., Inc.
 Employees 401(k) Plan                                      September 1, 1994
Copy-Co., Inc. 401(k) Profit Sharing Plan                   October 1, 1994
CRS Business Products 401(k) Profit Sharing Plan            November 1, 1994
Long Island Business Products Corp. 401(k) Profit
 Sharing Plan                                               December 1, 1994
Enterprise Paper Company 401(k) Retirement/Savings
 Plan                                                       January 1, 1995
Profit Sharing and Payroll Savings Plan of Crump &
 Company, Inc.                                              January 1, 1995
Mid South Systems, Inc. 401(k) Savings Plan                 February 1, 1995
Redden-Miller, Inc. Retirement Plan                         February 1, 1995
Hoosier Copy, Inc. Profit Sharing Plan                      March 1, 1995


              Alco Standard Corporation Defined Contribution Plan

2. Description of the Plan (continued)

                         Plan                                Effective Date of Merger
-------------------------------------------------------------------------------------
Stratocom Strategic Office Communications Corporation
 401(k) Plan                                                 March 1, 1995

Automated Digital Systems, Inc. 401(k) Profit Sharing
 Plan                                                        March 1, 1995

Street & Co. Profit Sharing Plan                             April 1, 1995
Business Equipment of Houston, Inc. 401(k) Plan              April 1, 1995
Oregon Photocopy Company, Inc. Profit Sharing
 Retirement Plan                                             April 1, 1995

Sierra Office Concepts Profit Sharing Plan                   April 1, 1995
Tai Office Systems, Inc. Profit Sharing Plan                 May 1, 1995
Inter-City Paper Company Employee Stock Ownership
 Plan                                                        July 1, 1995



Mergers resulted in transfers of net assets to the Plan of $23,806,966 and $15,387,026 during the plan years ended September 30, 1995 and 1994, respectively.

Upon termination of the Plan, all interests of the participants will be distributed as soon as administratively practicable.

Information about the Plan, including withdrawal provisions, is contained in the summary plan description. Copies of this document are available from the Plan Administrator.

              Alco Standard Corporation Defined Contribution Plan

3. Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

                                        Shares or
     Identity of Investments            Par Value       Cost       Market Value
--------------------------------------------------------------------------------
September 30, 1995
Connecticut General Life Insurance
  Company Guaranteed Long-Term
  Fund                                  28,332,590    $28,332,590    $28,332,590
LaSalle National Trust Company
  Income Plus Fund                       6,155,778      6,155,778      6,155,778
Fidelity Management Trust
  Company Managed Income
  Portfolio                              6,043,321      6,043,321      6,043,321

Vanguard Institutional Index Fund          156,200      8,278,971      8,574,094
Alco Standard Corporation
  Common Stock                             517,890     25,433,578     43,891,178


September 30, 1994
Connecticut General Life Insurance
  Company Guaranteed Long-Term
  Fund                                  19,378,961     19,378,961     19,378,961
LaSalle National Trust Company
  Income Plus Fund                       6,649,528      6,649,528      6,649,528
Fidelity Management Trust
  Company Managed Income
  Portfolio                              6,645,562      6,645,562      6,645,562

CoreFund Equity Index Fund                 267,411      5,407,888      5,692,975
CoreStates Balanced Fund                   205,845      3,997,823      4,015,752
Alco Standard Corporation
  Common Stock                             392,976     16,822,406     24,413,647


              Alco Standard Corporation Defined Contribution Plan

3.  Investments (continued)

Information about the net assets available for benefits by separate investment program at September 30, 1995 and 1994 is as follows:

                                                 Alco          Stable         Equity
                                                Common          Value         Index        Balanced       Other
                                                Stock           Fund*          Fund          Fund         Assets
                                          ---------------------------------------------------------------------------
          1995
Assets
Investments:
 Cash and cash equivalents                    $   142,361     $ 1,086,172  $         --    $2,108,737     $  4,441
 Alco Standard Corporation,
  common stock                                 43,891,178
 Investment funds                                              40,531,689     6,374,190     2,199,904
Investment income receivable                                       40,980                      11,413          491
Loans receivable                                                                                           477,026
                                         ---------------------------------------------------------------------------
Net assets available for benefits             $44,033,539     $41,658,841    $6,374,190    $4,320,054     $481,958
                                         ===========================================================================
          1994
Assets
Investments:
 Cash and cash equivalents                    $  (241,862)    $   538,215  $         --    $  (12,588)    $186,183
 Alco Standard Corporation,
   common stock                                24,413,647
 Investment funds                                              32,674,051     5,692,975     4,015,752
 Transfers receivable from
   merged plans                                                   750,570
Investment income receivable                       90,553         238,966
Loans receivable                                                                                           662,509
                                         ---------------------------------------------------------------------------
Total assets                                   24,262,338      34,201,802     5,692,975     4,003,164      848,692
Liabilities
Accrued administrative expenses                                                                             28,431
                                         ---------------------------------------------------------------------------
Net assets available for benefits             $24,262,338     $34,201,802    $5,692,975    $4,003,164     $820,261
                                         ===========================================================================
                                           Fixed
                                           Income      Treasury
                                            Fund         Fund          Total
                                          --------------------------------------
          1995
Assets
Investments:
 Cash and cash equivalents                                           $ 3,341,711
 Alco Standard Corporation,
   common stock                                                       43,891,178
 Investment funds                                                     49,105,783
Investment income                                                         52,884
 receivable
Loans receivable                                                         477,026
                                          --------------------------------------
Net assets available for benefits                                    $96,868,582
                                          ======================================
          1994
Assets
Investments:
 Cash and cash equivalents                $        4   $      485    $   470,437
 Alco Standard Corporation,
   common stock                                                       24,413,647
 Investment funds                          1,058,296      140,444     43,581,518
 Transfers receivable from
   merged plans                                                          750,570
Investment income receivable                   4,934                     334,453
Loans receivable                                                         662,509
                                          --------------------------------------
Total assets                               1,063,234    140,929       70,213,134

Liabilities
Accrued administrative expenses                                           28,431
                                          --------------------------------------
Net assets available for benefits         $1,063,234   $  140,929    $70,184,703
                                          ======================================

* Effective September 1, 1995, the Managed Income Fund was renamed the Stable Value Fund.

              Alco Standard Corporation Defined Contribution Plan

3. Investments (continued)

The changes in net assets available for benefits by separate investment program for the years ended September 30, 1995 and 1994 are as follows:

                                                 Alco          Stable          Equity
                                                Common          Value           Index        Balanced        Other
                                                Stock            Fund*          Fund           Fund          Assets
                                          -----------------------------------------------------------------------------
Net assets available for
 benefits at October 1, 1993                  $ 7,142,121    $ 44,192,816    $ 5,860,837     $2,729,783   $   157,229
   Investment income                              146,596       2,402,161        104,678         78,965        51,949
   Benefit payments                            (2,152,431)     (9,989,610)    (2,630,704)      (742,657)      (76,788)
   Administrative expenses                                                                                   (142,754)
   Realized and
     unrealized gain (loss)                     7,209,168                         45,569       (141,533)
   Interfund transfers                         11,749,288     (16,299,288)     2,292,806      2,077,519      (445,018)
   Transfer of assets                             167,596      13,895,723         19,789          1,087     1,275,643
                                          -----------------------------------------------------------------------------
Net assets available for
 benefits at September 30,
 1994                                          24,262,338      34,201,802      5,692,975      4,003,164       820,261
   Investment income                              261,001       2,798,459        414,971        162,347       198,227
   Benefit payments                            (2,071,708)     (9,611,532)    (1,318,588)      (609,170)      (10,991)
   Administrative expenses                                                                                   (168,812)
   Realized and
     unrealized gain                           11,125,778                      1,095,498        698,327
   Interfund transfers                         10,313,271      (7,472,156)       455,565        (87,486)   (1,951,812)
   Transfer of assets                             142,859      21,742,268         33,769        152,872     1,595,085
                                          -----------------------------------------------------------------------------
Net assets available for
 benefits at September 30,
 1995                                         $44,033,539    $ 41,658,841    $ 6,374,190     $4,320,054   $   481,958
                                          =============================================================================
                                             Fixed
                                             Income       Treasury
                                              Fund          Fund           Total
                                          ------------------------------------------
Net assets available for
 benefits at October 1, 1993              $   856,009     $  544,964    $ 61,483,759
   Investment income                           44,646          9,700       2,838,695
   Benefit payments                          (352,203)      (495,181)    (16,439,574)
   Administrative expenses                                                  (142,754)
   Realized and
     unrealized gain (loss)                   (55,653)                     7,057,551
   Interfund transfers                        545,987         78,706               -
   Transfer of assets                          24,448          2,740      15,387,026
                                          ------------------------------------------
Net assets available for
 benefits at September 30,
 1994                                       1,063,234        140,929      70,184,703
   Investment income                           52,414         19,324       3,906,743
   Benefit payments                           (81,287)       (96,722)    (13,799,998)
   Administrative expenses                                                  (168,812)
   Realized and
     unrealized gain                           19,377                     12,938,980
   Interfund transfers                     (1,161,763)       (95,619)              -
   Transfer of assets                         108,025         32,088      23,806,966
                                          ------------------------------------------
Net assets available for
 benefits at September 30,
 1995                                     $         -     $       -     $ 96,868,582
                                          ==========================================

* Effective September 1, 1995, the Mangaged Income Fund was renamed the Stable Value Fund.

              Alco Standard Corporation Defined Contribution Plan

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts included in the Form 5500:

                                                                    September 30
                                                                        1994
                                                                    ------------
      Net assets available for benefits per the
       financial statements                                          $70,184,703
      Amounts allocated to withdrawn participants                      1,359,318
                                                                    ------------
      Net assets available for benefits per the Form 5500            $68,825,385
                                                                    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the amounts included in the Form 5500:

                                                                    Year ended
                                                                   September 30,
                                                                       1995
                                                                   -------------
      Benefits paid to participants per the financial statements     $13,799,998
      Less:  Amounts allocated to withdrawn participants
       at September 30, 1994                                           1,359,318
                                                                   -------------
      Benefits paid to participants per the Form 5500                $12,440,680
                                                                   =============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

5. Income Tax Status

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

              Alco Standard Corporation Defined Contribution Plan

6. Subsequent Events

Effective October 1, 1995, the Plan was merged into the Alco Standard Corporation Retirement Savings Plan ("RSP"). The net assets of the Plan were transferred from CoreStates Bank, Trustee of the Plan, to Northern Trust Company, Trustee of the RSP, as a result of the merger.

              Alco Standard Corporation Defined Contribution Plan

                      Assets Held for Investment Purposes

                              September 30, 1995



                                              Description of
Identity of Issue                               Investment                             Cost       Current Value
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
 Collective Short Term Investment          Short-term fixed income
   Fund of the Northern Trust Company        investments                           $ 3,341,711    $ 3,341,711


Investment funds:
Connecticut General Life Insurance
 Company Guaranteed Long-Term Fund         Investment contracts                     28,332,590     28,332,590
LaSalle National Trust Company Income
 Plus Fund                                 Investment contracts                      6,155,778      6,155,778
Fidelity Management Trust Company
 Managed Income Portfolio                  Investment contracts                      6,043,321      6,043,321
Vanguard Institutional Index Fund          Equity investments                        8,278,971      8,574,094
                                                                                 -----------------------------
Total investment funds                                                              48,810,660     49,105,783

Alco Standard Corporation *                Common Stock                             25,433,578     43,891,178
Loans Receivable                           Participant loans, at various
                                             interest rates ranging between
                                             6% and 11.5%                              477,026        477,026
                                                                                 -----------------------------
                                                                                   $78,062,975    $96,815,698
                                                                                 =============================

*Indicates a party-in-interest to the Plan.

              Alco Standard Corporation Defined Contribution Plan

                      Schedule of Reportable Transactions

                         Year ended September 30, 1995


      Identity of                                                       Purchase       Selling Price or                Net Gain
      Party Involved               Description of Asset                  Price          Maturity Value     Cost        or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category I--A single transaction in excess of 5% of plan assets
---------------------------------------------------------------

Vanguard Institutional       Purchased 108,731 shares on September 1,
  Index Fund                 1995                                       $ 5,818,186

Category III--A series of transactions in a security issue
----------------------------------------------------------
 aggregating 5% of plan assets
 -----------------------------

Alco Standard Corporation*   Alco Standard Corporation common stock --
                             purchased 159,573 shares in 53 transactions;
                             sold 34,659 shares in 21 transactions.       10,430,929       $ 2,201,200   $ 1,819,757    $  381,443

CoreStates Balanced Fund     CoreStates Balanced Fund -- purchased 16,322
                             shares in 17 transactions; sold 222,167
                             shares in 24 transactions                       349,378         4,961,618     4,347,201       614,417

CoreFund Cash Reserve        CoreFund Cash Reserve -- purchased 18,758,403
                             shares in 320 transactions; sold 19,143,235
                             shares in 232 transactions                   18,758,403        19,143,235    19,143,235             -

Merrill Lynch Employee
 Benefit
  Plan Master Repurchase     Merrill Lynch Employee Benefit Plan Master
   Agreement                 Repurchase Agreement -- purchased 2,650,460
                             shares in 50 transactions; sold 2,753,422
                             shares in 42 transactions                     2,650,460         2,753,422     2,753,422             -


Fidelity Management Trust
 Company
  Managed Income Fund        Fidelity Management Trust Company Managed
                             Income Fund -- purchased 2,794,561 shares
                             in 156 transactions; sold 5,144,278
                             shares in 56 transactions                     2,794,561         5,144,278     5,144,278             -

              Alco Standard Corporation Defined Contribution Plan

                         Year ended September 30, 1995

           Identity of                                                     Purchase    Selling Price or                Net Gain
           Party Involved                Description of Asset                Price       Maturity Value    Cost        or (Loss)
---------------------------------------------------------------------------------------------------------------------------------

Category III--A series of transactions in a security issue aggregating 5% of plan assets (continued)
----------------------------------------------------------------------------------------

LaSalle National Trust
 Company
  Income Plus Fund           LaSalle National Trust Company Income Plus
                             Fund -- purchased 2,869,634 shares in 160
                             transactions; sold 5,145,423 shares in 54
                             transactions                                $ 2,869,634     $ 5,145,423   $ 5,145,423     $       -

Connecticut General Life
 Insurance
Company Guaranteed           Connecticut General Life Insurance Company
 Long-Term Fund              Guaranteed Long-Term Fund -- purchased
                             6,284,540  shares in 91 transactions; sold
                             8,699,332 shares in  41 transactions          6,284,540       8,699,332     8,699,332             -


CoreFund Equity Index Fund   CoreFund Equity Index Fund -- purchased
                             49,586 shares in 24 transactions; sold
                             316,997 shares in 28 transactions             1,062,848       7,633,162     6,470,736     1,162,426


Vanguard Institutional       Vanguard Institutional Index Fund -- purchased
 Index Fund                  157,525 shares in 8 transactions; sold 3,017
                             shares in 3 transactions                      8,440,244         166,844       161,273         5,571

Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category II or IV reportable transactions during the year ended September 30, 1995.

*Indicates a party-in-interest to the Plan.

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                       ALCO STANDARD CORPORATION
                                                       DEFINED CONTRIBUTION PLAN
                                                       -------------------------
                                                             (Name of Plan)




By /s/ Nancy J. Heiden
   ------------------------------
       Plan Administrator                                 Dated: March 28, 1996

                                   FORM 11-K

              ALCO STANDARD CORPORATION DEFINED CONTRIBUTION PLAN

                      PLAN YEAR ENDED September 30, 1995



                               INDEX TO EXHIBIT
                               ----------------


        Exhibit Number                               Description
        --------------                               -----------

        Exhibit 23                          Consent of Independent Auditors